GrowGeneration Corp.

503 North Main Street, Suite 740

Pueblo, CO 81003

July 13, 2016

VIA EDGAR

Pamela A. Long

Assistant Director

Office of Manufacturing and Construction

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549-4631

Re:	GrowGeneration Corp.
Registration Statement on Form S-1
File No. 333-207889

Acceleration Request
Requested Date: July 15, 2016
Requested Time: 5:15 P.M. Eastern Daylight Time

Dear Ms. Long,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, GrowGeneration Corp. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-207889) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”).

In connection with the acceleration request, the Company hereby acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter.

Sincerely,

GrowGeneration Corp.

/s/ Darren Lampert
Darren Lampert
Chief Executive Officer

cc:	Mitchell Lampert, Esq.
Robinson + Cole LLP 1055 Washington Boulevard Stamford, CT 06901